UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Shell Boosts its Leadership in Global LNG With the Completion of Repsol S.A. LNG
Deal
THE HAGUE, January 2, 2014/PRNewswire-FirstCall/ --
Royal Dutch Shell plc ("Shell") (NYSE: RDS.A) (NYSE: RDS.B) today announces the successful completion of the acquisition of Repsol S.A.'s ("Repsol") liquefied natural gas (LNG) portfolio outside North America for a headline cash consideration of $4.1 billion. As part of the transaction, Shell will also assume $1.6 billion of balance sheet liabilities relating to existing leases for
LNG ship charters, substantially increasing the shipping capacity available to
Shell's world-class LNG marketing business.
The deal gives Shell an additional 7.2 million tonnes per annum (mtpa) of directly managed LNG volumes. The company's already diverse and flexible portfolio will be boosted with LNG supply in the Atlantic from Trinidad &
Tobago, and in the Pacific from Peru. In addition, it immediately contributes additional cash flow, while requiring limited on-going capital expenditure.
Since the announcement of the transaction in February 2013, certain value adjustments have been made in accordance with the terms of the sales and purchase agreement. These are expected to lead to a net cash purchase price of
$3.8 billion (subject to post closing adjustments), compared to purchase price of $4.4 billion announced in February 2013, and balance sheet liabilities of
$1.6 billion, compared to $1.8 billion at the initial announcement. This includes the exercise of pre-emption rights of the BBE power plant in Spain by an existing partner as well as other adjustments such as the financial performance of the portfolio and working capital movements since the effective date of 1st October 2012.
The deal closed in 2014. Shell's capital investment in Q4 2013 will reflect $3.4 billion for this transaction with the remainder of $2.0 billion booked in 2014 of which $1.6 billion is a non cash item relating to finance ship leases.
Additional information:
The transaction will add:

      a) Net 4.2 mtpa equity LNG plant capacity, increasing the company's equity
      LNG capacity by around 20%, from 22 to 26 mtpa.
         - Atlantic LNG trains 1-4; 14.8 mtpa capacity on a 100% basis (20-25%
equity
         per train); operated by Atlantic LNG Company of Trinidad and Tobago.
         - Peru LNG 4.45 mtpa capacity, on a 100% basis (acquisition: 20%
equity:
         100% offtake); operated by Peru LNG Company.
         - A fleet of LNG carriers, comprising both long term and short term time
         charters.
      b) 7.2 mtpa of LNG volumes through long term off-take agreements.
      c) As part of this agreement, as previously disclosed, Shell has committed to
      supply around 0.1 mtpa of LNG to Repsol's Canaport LNG terminal in Canada over a
      period of 10 years.

Cautionary note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement "Shell", "Shell Group"
and "Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
"Subsidiaries", "Shell subsidiaries" and "Shell companies" as used in this announcement refer to companies in which Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as "associated companies" or
"associates" and companies in which Shell has joint control are referred to as
"jointly controlled entities". In this announcement, associates and jointly controlled entities are also referred to as "equity-accounted investments". The term "Shell interest" is used for convenience to indicate the direct and/or indirect (for example, through our 23 per cent shareholding in Woodside
Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This announcement contains forward looking statements concerning the financial condition, results of operations and businesses of Shell and the Shell Group.
All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell and the Shell Group to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "goals", "intend",
"may", "objectives", "outlook", "plan", "probably", "project", "risks", "seek",
"should", "target", "will" and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and the Shell Group and could cause those results to differ materially from those expressed in the forward looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell's products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward looking statements. Additional factors that may affect future results are contained in Shell's 20-F for the year ended 31 December 2012
(available at http://www.shell.com/investor and http://www.sec.gov ). These factors also should be considered by the reader. Each forward looking statement speaks only as of the date of this announcement, 2 January 2014. Neither Shell nor any of its subsidiaries nor the Shell Group undertake any obligation to publicly update or revise any forward looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward looking statements contained in this announcement.

    Enquiries:
    Shell Media Relations:
    International: +44-207-934-5550
    Americas: +1-713-241-4544

    Shell Investor Relations:
    International: +31-70-377-4540
    North America: +1-713-241-1042
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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 6 January 2014	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary